EXECUTION VERSION

October 18, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street

N.E. Washington, D.C. 20549

Attention: Liz Packebusch

Re:	GoGreen Investments Corporation Registration Statement Filed on Form S-1, as amended File No. 333-256781

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the underwriters, hereby join in the request of GoGreen Investments Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on Wednesday, October 20, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as Representatives of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

As Representatives of the Underwriters

Citigroup Global Markets Inc.

/s/ Trevor Ohman
Name: Trevor Ohman
Title: Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Credit Suisse Securities (USA) LLC

As Representatives of the Underwriters

Credit Suisse Securities (USA) LLC

/s/ Derek Deas
Name: Derek Deas
Title: Director

[Signature Page to Underwriters’ Acceleration Request]